

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
PE
9-17-07



07081676

October 23, 2007

Kenneth B. Tabach
Elias, Matz, Tiernan & Herrick L.L.P.
12th Floor
734 15th Street, N.W.
Washington, DC 20005

Act: 1934
Section:
Rule: 14a-8
Public Availability: 10/23/2007

Re: Harleysville Savings Financial Corporation
Incoming letter dated September 17, 2007

Dear Mr. Tabach:

This is in response to your letters dated September 17, 2007 and October 9, 2007 concerning the shareholder proposals submitted to Harleysville Savings by Michael Koening, Joanne Koening, and Joseph Koening. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael and Joanne Koening
Joseph Koening
163 Ruth Road
Harleysville, PA 19438

LAW OFFICES
ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM

September 17, 2007

Via Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Harleysville Savings Financial Corporation
Shareholder Proposal Under Rule 14a-8

Ladies and Gentlemen:

On behalf of Harleysville Savings Financial Corporation, a Pennsylvania corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request confirmation that the staff (the "Staff) of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits the proposals submitted by Michael, Joanne and Ruth Koening (the "Proponents") from its proxy materials for its annual meeting of shareholders to be held in January 2008 (the "Annual Meeting"). The Company expects to mail its definitive proxy materials to shareholders for the Annual Meeting on or about December 19, 2007. Pursuant to Rule 14a-8(j), we have enclosed six copies of this letter, including the proposals and the Company's correspondence with the Proponents.

I. <u>The Proposals.</u>

By letter received by the Company on August 15, 2007, the Proponents requested that the following proposals (the "Proposals") be directed to all shareholders at the Annual Meeting:

- All wage compensation (Bonuses and Yearly) be based upon the performance of our stock.

- All executives take a 10% wage reduction due to the poor performance of our stock.
- This reduction would be reinstated in increments based on increased stock performance.

A copy of the Proposals is included as Exhibit A to this letter.

II. The Proposals fail to comply with the eligibility and procedural requirements of Rule 14a-8(b) and Rule 14a-8(c).

The Company intends to omit the Proposals from its proxy materials on the basis of eligibility and procedural deficiencies under Rule 14a-8(b), Rule 14a-8(c) and Rule 14a-8(f)(1) of the Exchange Act.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to comply with the eligibility or procedural requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

A. The Proponents did not include a statement that they intend to hold the securities through the date of the Annual Meeting as required by Rule 14a-8(b)(1).

Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal to be included in the proxy materials, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date the proposal is submitted. The proponent must also indicate that they will continue to hold the securities through the date of the meeting.

In this instance, the Proponents did not provide a written statement that they intend to continue to hold their shares of Company common stock through the date of the Annual Meeting.

B. The Proponents submitted more than one proposal in violation of Rule 14a-8(c).

Rule 14a-8(c) provides that a proponent may submit no more than one proposal for a particular shareholders meeting. The Proponents submitted more than one proposal for consideration by shareholders at the Annual Meeting.

C. The Company timely notified the Proponents of the deficiencies with the Proposals and they failed to respond.

As required by Rule 14a-8(f), on August 22, 2007 (which is within 14 of days of when the Company received the Proposals), the Company sent a letter to the Proponents notifying them of these deficiencies (the "deficiency notice"). The deficiency notice also included a copy of Rule 14a-8 and requested that the Proponents cure the deficiencies within 14 days. A copy of the deficiency notice is included as Exhibit B to this letter. In addition, evidence of delivery to the Proponents on August 24, 2007 is included as Exhibit C to this letter. As of the date hereof, the Proponents have failed to respond to the deficiency notice and the allotted 14 days have passed.

D. The Staff has concurred with the omission of a shareholder proposal based upon a proponent's failure to comply with the eligibility and procedural requirements.

Despite notice and an opportunity to cure, the Proposals do not comply with the eligibility requirements in Rule 14a-8(b) and the Proponents submitted more than one proposal in violation of Rule 14a-8(c).

On numerous occasions, the Staff has concurred with a company's omission of a shareholder proposal based upon a proponent's failure to provide evidence of its eligibility pursuant to Rules 14a-8(b) and Rule 14a-8(f)(1). In no action letters, the Staff has consistently held that a shareholder proposal could be excluded because the proponent did not respond to a company's request to provide a written statement that he intends to continue holding his shares through the date of the meeting. *See*, Viad Corp (March 19, 2007), The Proctor & Gamble Corporation (July 26, 2006), The Topps Company, Inc. (April 3, 2006) and Fidelity Cash Reserves (May 8, 2006). In addition, the Staff has concurred with the omission of a proposal because the proponent did not respond within the specified time frame to a company's request for documentary support indicating that the proponent has satisfied the minimum ownership requirements of Rule 14a-8. *See*, Sirius Satellite Radio Inc. (March 19, 2007), Ford Motor Company (February 23, 2007), H.J. Heinz Company (May 23, 2006), General Motors Corporation (March 31, 2006) and Nabors Industries Ltd (March 8, 2006).

Additionally, the Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not reduce the number of proposals to one following notice from the company. *See*, AmerInst Insurance Group, Ltd. (April 3, 2007), Compuware Corp. (July 3, 2003), BostonFed Bancorp, Inc. (March 5, 2001), and American Electric Power Co., Inc. (January 2, 2001).

Because the Proponents did not respond to the deficiency notice within 14 days, the time period proscribed by Rule 14a-8(f)(1), the Company may exclude the Proposals from its proxy materials for the Annual Meeting.

III. The Proposals may also be excluded from the proxy materials for substantive reasons under Rule 14a-8(i).

We also note that there are substantive bases for objection to the Proposals under Rule 14a-8(i) of the Exchange Act. In light of the eligibility deficiencies discussed in this letter, the Company refrains from raising substantive objections at this time. We respectfully reserve our right to raise such objections should the relief requested herein not be granted by the Staff.

IV. <u>Conclusion</u>.

For the foregoing reasons, we respectfully request that the Staff concur with our view that the Proposals may be omitted from the Company's proxy materials for the Annual Meeting and that the Staff will not recommend any enforcement action to the Commission if the Company omits the Proposals from its proxy materials for the Annual Meeting.

By copy of this letter, the Proponents are being notified that, for the reasons discussed above, the Company intends to omit the Proposals from its proxy materials for the Annual Meeting.

If you have any questions or need additional information, please do not hesitate to contact the undersigned or Raymond A. Tiernan of this office at (202) 347-0300.

Sincerely,



Kenneth B. Tabach

Enclosures
cc: Michael and Joanne Koening
Joseph Koening

EXHIBIT A

Attention Corporate Secretary

The following proposals should be directed to all shareholders at the upcoming annual meeting to be held January 2008

All wage compensations (Bonuses + Yearly) be based on the performance of our stock

All executives, take a 10% wage reduction due to the poor performance of our stock

This reduction would be reinstated in increments based on increased stock performance.

Michael + Joanne Koenig 3500 shares
Joseph Koenig 1800 shares
163 Ruth Road
Harleysville, Pa 19438
215-256-1929

EXHIBIT B

Harleysville Savings
FINANCIAL CORPORATION

August 22, 2007

Michael and Joanne Koenig
Joseph Koenig
163 Ruth Road
Harleysville, Pennsylvania 19438

Re: Shareholder Proposal

Dear Sirs and Madam:

We are responding to your letter received at our corporate offices on August 15, 2007 regarding proposals to be presented to shareholders at the annual meeting of shareholders ("Annual Meeting") of Harleysville Savings Financial Corporation (the "Company") currently scheduled to be held in January 2008. Please be advised that in order to be properly brought before the Annual Meeting, shareholder proposals to be included in the proxy materials must be in compliance with all the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Proposals which are not submitted for inclusion in the proxy materials must comply with the Company's Bylaws. We are providing this letter to you as required by Rule 14a-8(f) of the Exchange Act to notify you of certain procedural and eligibility deficiencies in your proposal. For your convenience, we are enclosing a copy of Rule 14a-8 herewith to assist you in your review of the requirements.

Please be advised that pursuant to the rules of the Securities and Exchange Commission ("SEC"), you may submit only <u>one</u> proposal for inclusion in the proxy statement for this Annual Meeting. As submitted, your letter includes two to three proposals. In addition, you must provide us with a written statement that you intend to continue to hold your shares through the date of the Annual Meeting. Either you or a duly qualified representative under Pennsylvania law must attend the meeting to present the proposal in person.

You should be aware that even if you comply with all of the procedural requirements for submitting a proposal, there may be additional bases on which we may rely in order to exclude your proposal from the proxy materials under Rule 14a-8(i). In which case, we will file our reasons with the SEC and simultaneously provide you with a copy of our submission.

271 Main Street • Harleysville, PA 19438-2495 • (215) 256-8828

Pursuant to Rule 14a-8, your response to this notice must be postmarked or transmitted to us electronically no later than 14 calendar days from the date you receive this notice.

Very truly yours,



Adrian D. Gordon
Senior Vice President and Corporate Secretary

Enclosure

cc: Board of Directors

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy,

EXHIBIT C

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City HARLEYSVILLE State PA ZIP 19438-2415

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 23, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Harleysville Savings Financial Corporation
Incoming letter dated September 17, 2007

The proposals relate to compensation.

There appears to be some basis for your view that Harleysville Savings may exclude the proposals under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its common stock through the date of the shareholder meeting. It appears that the proponents did not respond to Harleysville Savings' request for this statement. Accordingly, we will not recommend enforcement action to the Commission if Harleysville Savings omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Harleysville Savings relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

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